Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Toro Corp. (“Toro”) for the nine month periods ended September 30, 2022, and September 30, 2023. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Toro and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report for the year ended December 31, 2022 (the “2022 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 8, 2023, as well as under the section entitled “Risk Factors” herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2022 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2022 Annual Report.

Business Overview and Fleet Information

We are an independent, growth-oriented shipping company that was incorporated under the laws of the Republic of the Marshall Islands in July 2022 by Castor Maritime Inc. (“Castor”) to serve as the holding company of Castor’s former tanker owning subsidiaries and Elektra Shipping Co. (formerly owning the M/T Wonder Arcturus) in connection with the spin-off of Castor’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on March 7, 2023, on which date we began to trade as an independent publicly listed company. For further information regarding the Spin-Off, refer to the 2022 Annual Report.

We acquire, own, charter and operate oceangoing tanker and LPG carrier vessels and provide worldwide seaborne transportation services for crude oil, refined petroleum products and liquefied petroleum gas (“LPG”).

As of November 8, 2023, we operated a fleet of eight vessels that engages in the worldwide transportation of crude oil and refined petroleum products and is comprised of (i) one Aframax/LR2 tanker and one Aframax tanker, each of which transports crude oil, (ii) two Handysize tankers, which transport refined petroleum products, and (iii) four LPG carriers 5,000 cbm each, which transport LPG (together, our “Fleet”). Our Fleet has an aggregate cargo carrying capacity of 0.3 million dwt and an average age of 12.7 years. As a result of the different characteristics of the transport of crude oil (carried by Aframax/LR2 tankers), refined petroleum products (carried by Handysize tanker vessels) and LPG (carried by LPG carriers), as well as differences in the nature of trade, trading routes, charterers and cargo handling of LPG, refined petroleum products and crude oil, we have determined that we currently operate in three reportable segments: (i) the Aframax/LR2 tanker segment, (ii) the Handysize tanker segment and (iii) the LPG carrier segment.

Our Fleet is currently contracted to operate in a mix of pools, voyage charters and time charters. Our commercial strategy primarily focuses on deploying our Fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

Until June 30, 2022, our Fleet was technically managed by Pavimar S.A. (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, and commercially managed by Castor Ships S.A (“Castor Ships”), a company controlled by Petros Panagiotidis. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. With effect from July 1, 2022, Castor Ships provides ship management and chartering services to the vessels through subcontracting agreements with unrelated third-party managers.

The following table summarizes key information about our Fleet as of November 8, 2023:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Aframax/LR2 Segment
M/T Wonder Sirius	115,341	2005	S. Korea	Period Time Charter(1)	$40,000 per day	November 2023	June 2024
M/T Wonder Vega(2)	106,062	2005	S. Korea	Tanker Pool(3)	N/A	N/A	N/A

Handysize Segment
M/T Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool(4)	N/A	N/A	N/A
M/T Wonder Formosa(2)	36,660	2006	S. Korea	Tanker Pool(4)	N/A	N/A	N/A

LPG Carrier Segment
LPG Dream Terrax	4,743	2020	Japan	Period Time Charter	$310,000 per month	August 2024	August 2025
LPG Dream Arrax	4,753	2015	Japan	Unfixed	Unfixed	N/A	N/A
LPG Dream Syrax	5,158	2015	Japan	Period Time Charter	$308,500 per month	February 2024	February 2024
LPG Dream Vermax	5,155	2015	Japan	Period Time Charter	$314,950 per month	March 2024	March 2025

(1)	The vessel is currently on its way to upcoming dry-docking survey and will be delivered back to the charterers upon the completion of dry-docking survey.

(2)	The vessel is expected to be delivered to its new owner during the fourth quarter of 2023 and classified as held for sale.

(3)
The vessel is currently participating in the V8 Plus Pool, a pool operating Aframax tankers aged fifteen (15) years or more that is managed by V8 Plus Management Pte Ltd., a company in which our Chairman and Chief Executive Officer, Petros Panagiotidis has a minority equity interest.

(4)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

Recent Developments

Please refer to Note 17 to our unaudited interim condensed consolidated financial statements for developments that took place after September 30, 2023.

Operating Results

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East;

•	The employment and operation of our fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and each of their suppliers;

•	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterers and pool operators and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals requested by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders; and

•	Major outbreaks of diseases (such as COVID-19) and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in our 2022 Annual Report and “Risk Factors” herein. Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Employment and operation of our fleet

Another factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-managers’ ability to leverage our relationships with existing or potential customers. As a new entrant to the tankers and LPG carriers business, our customer base is currently concentrated to a small number of charterers and pool managers. In the nine months ended September 30, 2023, 83% of our revenues were earned on pool arrangements entered into with two pool managers. The breadth of our customer base has and will continue to have an impact on the profitability of our business. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from voyage charters, time charters and pool arrangements. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and ship management fees. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership days for the relevant period.

Off-hire. Off-hire is the period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Results of Operations

Consolidated Results of Operations

Nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022

	Nine months ended September 30, 2022	Nine months ended September 30, 2023	Change - Amount
Total vessel revenues	$73,860,480	$66,544,790	$(7,315,690)
Expenses:
Voyage expenses (including commissions to related party)	(26,031,974)	(3,094,774)	22,937,200
Vessel operating expenses	(15,905,448)	(16,548,113)	(642,665)
Management fees to related parties	(2,115,900)	(2,446,101)	(330,201)
Depreciation and amortization	(5,440,750)	(5,459,406)	(18,656)
General and administrative expenses (including costs from related parties)	(1,337,136)	(3,072,345)	(1,735,209)
Recovery of provision for doubtful accounts	—	266,732	266,732
Gain on sale of vessels	3,222,631	74,270,047	71,047,416
Operating income	$26,251,903	$110,460,830	$84,208,927
Interest and finance costs, net(1)	(602,474)	1,915,745	2,518,219
Foreign exchange losses	(6,651)	(23,885)	(17,234)
Dividend income from related party	—	381,944	381,944
Income taxes	(797,807)	(324,289)	473,518
Net income and comprehensive income	$24,844,971	$112,410,345	$87,565,374
Dividend on Series A Preferred Shares	—	(808,889)	(808,889)
Deemed dividend on Series A Preferred Shares	—	(1,676,671)	(1,676,671)
Net income attributable to common shareholders	$24,844,971	$109,924,785	$85,079,814
Earnings per common share, basic	2.63	6.78
Earnings per common share, diluted	0.57	2.23
Weighted average number of common shares, basic	9,461,009	16,203,797
Weighted average number of common shares, diluted	43,709,458	50,452,246

(1)	Includes interest and finance costs, net of interest income, if any.

Total vessel revenues

Total vessel revenues, net of charterers’ commissions, decreased to $66.5 million in the nine months ended September 30, 2023, from $73.9 million in the same period in 2022. This decrease was largely driven by the decrease in the Available Days of our Fleet to 2,097 days in the nine months ended September 30, 2023, from 2,339 days in the corresponding period in 2022, as the result of the sale of the (i) M/T Wonder Arcturus on July 15, 2022, (ii) M/T Wonder Bellatrix on June 22, 2023, (iii) M/T Wonder Polaris on June 26, 2023, (iv) M/T Wonder Musica on July 6, 2023 and (v) M/T Wonder Avior on July 17, 2023. The decrease in the Available Days was partially offset by improved Aframax/LR2 and Handysize tanker markets charter rates as compared to the corresponding period in 2022. During the nine months ended September 30, 2023, our Fleet earned on average a Daily TCE Rate of $30,258, compared to an average Daily TCE Rate of $20,448 earned during the same period in 2022, despite the decrease in Available Days. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for our tanker fleet decreased by $22.9 million, to $3.1 million in the nine months ended September 30, 2023, from $26.0 million in the same period of 2022. This decrease in voyage expenses is mainly associated with the decrease in (i) expenses associated with our vessels’ commercial employment arrangements, as during the nine months ended September 30, 2023, seven of our eight tanker vessels operated under pool agreements pursuant to which our pool operators bear bunker consumption costs and port expenses, resulting in a substantial decrease in such expenses as compared to the nine months ended September 30, 2022, where our Aframax/LR2 tanker segment operated predominantly under voyage charters under which we bore bunker consumption costs and port expenses, and (ii) the Ownership Days of our Fleet, to 2,195 days in the nine months ended September 30, 2023 from 2,379 days in the same period in 2022 due to the decrease of the average number of operating vessels to 8.0 vessels in the nine months ended September 30, 2023, from 8.7 vessels in the same period of 2022.

Vessel Operating Expenses

The increase in vessel operating expenses by $0.6 million, to $16.5 million in the nine months ended September 30, 2023, from $15.9 million in the same period of 2022, mainly reflects the increase in the daily vessel operating expenses to $7,539 in the nine months ended September 30, 2023, from $6,686 in the same period in 2022, due to the additional expenses related to the engagement of new third party managers subcontracted to technically manage a number of our vessels, partially offset by the decrease in the Ownership Days of our fleet to 2,195 days in the nine months ended September 30, 2023, from 2,379 days in the corresponding period in 2022.

Management Fees

The increase in management fees by $0.3 million, to $2.4 million in the nine months ended September 30, 2023, from $2.1 million in the same period of 2022, mainly reflects the (i) increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022 and the fee adjustment for inflation with effect from July 1, 2023, and (ii) entry into new management agreements with Castor Ships S.A. for our four LPG carriers, which are effective from the date of the purchase agreements, on April 26, 2023, partially offset by the decrease in the Ownership Days of our Fleet.

Depreciation and Amortization

Depreciation expenses for our Fleet decreased to $4.3 million in the nine months ended September 30, 2023, from $5.0 million in the same period in 2022 as a result of the decrease in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $1.1 million for the nine months ended September 30, 2023, compared to a charge of $0.5 million in the nine months ended September 30, 2022. This variation in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days from 380 days in the nine months ended September 30, 2022, to 768 dry-dock amortization days in the nine months ended September 30, 2023.

General and Administrative Expenses

General and administrative expenses in the nine months ended September 30, 2023, amounted to $3.1 million, whereas, in the same period in 2022, general and administrative expenses totaled $1.3 million. This increase is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our Company and becoming a public company on March 7, 2023 and (ii) the flat management fee for the period March 7, 2023 through September 30, 2023 amounting to $1.8 million. For the nine months ended September 30, 2022, and for the period from January 1 through March 7, 2023 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our Fleet vessels to the total Ownership Days of Castor’s full fleet.

Gain on sale of vessels

 On June 22, 2023, we concluded the sale of the M/T Wonder Bellatrix which we sold, pursuant to an agreement dated May 12, 2023, for cash consideration of $37.0 million. The sale resulted in net proceeds to the Company of $35.8 million and the Company recorded a net gain on the sale of $19.3 million in the second quarter of 2023. On June 26, 2023, we concluded the sale of the M/T Wonder Polaris which we sold, pursuant to an agreement dated May 18, 2023, for cash consideration of $34.5 million. The sale resulted in net proceeds to the Company of $33.3 million and the Company recording a net gain on the sale of $21.3 million in the second quarter of 2023. On July 6, 2023, we concluded the sale of the M/T Wonder Musica which we sold, pursuant to an agreement dated June 15, 2023, for cash consideration of $28.0 million. The sale resulted in net proceeds to the Company of $27.2 million and the Company recording a net gain on the sale of $16.1 million in the third quarter of 2023. On July 17, 2023, we concluded the sale of the M/T Wonder Avior which we sold, pursuant to an agreement dated April 28, 2023, for cash consideration of $30.1 million. The sale resulted in net proceeds to the Company of $29.1 million and the Company recording a net gain on the sale of $17.6 million in the third quarter of 2023.

Interest and finance costs, net

Interest and finance costs, net amounted to $(1.9) million in the nine months ended September 30, 2023, whereas in the same period of 2022, interest and finance costs, net amounted to $0.6 million. This variation is mainly due to higher cash balances compared to the same period of 2022 and the increase in interest income for the nine months ended September 30, 2023 on our available cash, which more than offset an increase in the weighted average interest rate on our long-term debt from 4.3% in the nine months ended September 30, 2022 to 8.1% in the same period of 2023.

Nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022 — Aframax/LR2 Tanker Segment

	Nine months ended September 30, 2022	Nine months ended September 30, 2023	Change – amount
Total vessel revenues	$64,787,887	$51,537,266	$(13,250,621)
Expenses:
Voyage expenses (including commissions to related party)	(25,897,133)	(1,225,152)	24,671,981
Vessel operating expenses	(12,824,845)	(10,304,389)	2,520,456
Management fees to related parties	(1,628,800)	(1,262,223)	366,577
Depreciation and amortization	(4,382,226)	(3,264,170)	1,118,056
Recovery of provision for doubtful accounts	—	266,732	266,732
Gain on sale of vessels	3,222,631	74,270,047	71,047,416
Segment operating income	$23,277,514	$110,018,111	$86,740,597

Total vessel revenues

Total vessel revenues, net of charterers’ commissions, for our Aframax/LR2 tanker segment amounted to $51.5 million in the nine months ended September 30, 2023, as compared to $64.8 million in the same period of 2022. This decrease is mainly due to the decrease in the Available Days of our Aframax/LR2 vessels in our Fleet to 1,225 days in the nine months ended September 30, 2023, from 1,793 days in the corresponding period in 2022, as the result of the sale of the (i) M/T Wonder Arcturus on July 15, 2022, (ii) M/T Wonder Bellatrix on June 22, 2023, (iii) M/T Wonder Polaris on June 26, 2023, (iv) M/T Wonder Musica on July 6, 2023 and (v) M/T Wonder Avior on July 17, 2023, partially offset by the improved Aframax/LR2 tanker market charter rates, as compared to the corresponding period in 2022. During the nine months ended September 30, 2023, our Aframax/LR2 tanker fleet earned an average Daily TCE Rate of $41,071, compared to an average Daily TCE Rate of $21,690 earned in the same period of 2022, partly offset by the decrease in Available Days to 1,225 days in the nine months ended September 30, 2023 from 1,793 days in the same period of 2022. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses for our Aframax/LR2 tanker segment amounted to $1.2 million and $25.9 million in the nine months ended September 30, 2023, and the same period of 2022, respectively. This decrease is mainly associated with (i) our vessels, including the vessels sold during the period, operating mostly under pool agreements during the nine months ended September 30, 2023, under which our pool operators bear bunker consumption and port expenses, whereas, in the corresponding period in 2022, our Aframax/LR2 tanker fleet operated mostly under voyage charters, under which we bear all voyage expenses, including bunkers and port expenses and (ii) the sale of M/T Wonder Arcturus on July 15, 2022.

Vessel Operating Expenses

The decrease in Operating expenses by $2.5 million, to $10.3 million in the nine months ended September 30, 2023, from $12.8 million in the same period in 2022, mainly reflects the decrease in the Ownership Days of our Aframax/LR2 vessels in our Fleet, as offset in part by higher operating expenses per Ownership Day in the nine months ended September 30, 2023 compared to the corresponding period in 2022.

Management Fees

The decrease in Management fees by $0.3 million, to $1.3 million in the nine months ended September 30, 2023, from $1.6 million in the same period in 2022, mainly reflects the decrease in the Ownership Days of our Aframax/LR2 tanker fleet, partially offset by the increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022 and an inflation-based adjustment in management fees that was effected on July 1, 2023.

Depreciation and Amortization

Depreciation expenses for our Aframax/LR2 tanker segment decreased to $2.6 million in the nine months ended September 30, 2023, from $4.2 million in the same period in 2022, as a result of the decrease in the Ownership Days of our Aframax/LR2 tanker fleet. Dry-dock and special survey amortization charges in the nine months ended September 30, 2023 of $0.7 million relate to the amortization of the M/T Wonder Musica, M/T Wonder Avior and M/T Wonder Vega in this period, as the vessels underwent their scheduled dry-docking repairs during the second quarter of 2022, the fourth quarter of 2022 and the third quarter of 2023, respectively. Dry-dock and special survey amortization charges amounted to $0.2 million in the same period of 2022, related to the amortization of the M/T Wonder Musica.

Gain on sale of vessels

Refer to discussion under ‘Consolidated Results of Operations-Gain on sale of vessels’ above for details on the sale of the M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica and M/T Wonder Avior.

Nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022— Handysize Tanker Segment

	Nine months ended September 30, 2022	Nine months ended September 30, 2023	Change - Amount
Total vessel revenues	$9,072,593	$11,860,168	$2,787,575
Expenses:
Voyage expenses (including commissions to related party)	(134,841)	(151,741)	(16,900)
Vessel operating expenses	(3,080,603)	(4,124,057)	(1,043,454)
Management fees to related parties	(487,100)	(544,126)	(57,026)
Depreciation and amortization	(1,058,524)	(1,259,518)	(200,994)
Segment Operating income	$4,311,525	$5,780,726	$1,469,201

Total Vessel revenues

Total vessel revenues, net of charterers’ commissions for our Handysize tanker segment amounted to $11.9 million in the nine months ended September 30, 2023, as compared to $9.1 million in the same period in 2022. The increase is mainly due to the improvement in the Handysize tanker market relative to the same period in 2022, reflected in the increase in the Handysize fleet average Daily TCE Rate to $23,277 in the nine months ended September 30, 2023 from $16,370 in the same period in 2022. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Vessel Operating Expenses

The increase in operating expenses for our Handysize tanker segment by $1.0 million, to $4.1 million in the nine months ended September 30, 2023, from $3.1 million in the corresponding period of 2022, mainly reflects increased crewing expenses and the additional expenses related to the change of the third party managers which are subcontracted to technically manage a number of our vessels.

Management Fees

The increase in management fees for our Handysize tanker segment by $0.1 million, to $0.6 million in the nine months ended September 30, 2023, from $0.5 million in the same period of 2022, mainly reflects the increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022 and an inflation-based adjustment in management fees that was effected on July 1, 2023, as there was no change in Ownership Days in both periods.

Depreciation and Amortization

Depreciation expenses amounted to $0.8 million for our Handysize tanker segment in the nine months ended September 30, 2023 and in the same period in 2022, as there was no change in Ownership Days in both periods. Dry-dock amortization charges in the nine months ended September 30, 2023 and the same period of 2022 amounted to $0.4 million and $0.3 million, respectively, and this increase by $0.1 million relates to the M/T Wonder Formosa which underwent its scheduled dry-dock and special survey from early February 2023 and up to early March 2023.

Nine months ended September 30, 2023— LPG Carrier Segment

We entered the LPG business in the second quarter of 2023 and, accordingly, no comparative financial information exists for the nine months ended September 30, 2022.

Nine months ended September 30, 2023
Total vessel revenues	$3,147,356
Expenses:
Voyage expenses (including commissions to related party)	(1,717,881)
Vessel operating expenses	(2,119,667)
Management fees to related parties	(639,752)
Depreciation and amortization	(935,718)
Segment Operating loss	$(2,265,662)

Total Vessel revenues

Total vessel revenues for our LPG carrier segment amounted to $3.1 million in the nine months ended September 30, 2023. During the nine months ended September 30, 2023, we owned on average 1.4 LPG carriers that earned a Daily TCE Rate of $3,874. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both our LPG carriers were engaged in voyage charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $1.7 million relating to the voyage charters in the nine months ended September 30, 2023, mainly comprised of bunkers’ consumption costs and port expenses.

Vessel Operating Expenses

Operating expenses for our LPG carrier segment amounted to $2.1 million in the nine months ended September 30, 2023, mainly comprised of crew wages costs, repairs and maintenance costs and lubricants’ consumption costs.

Management Fees

Management fees for our LPG carrier segment amounted to $0.6 million in the nine months ended September 30, 2023.

Depreciation and Amortization

Depreciation and amortization expenses amounted to $0.9 million in the nine months ended September 30, 2023 and exclusively relate to vessels’ depreciation for the period during which we owned them.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, and borrowings from debt transactions. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facility. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of September 30, 2023, and December 31, 2022, we had cash and cash equivalents of $103.1 million and $41.8 million, respectively, which excludes $0.4 million and $0.7 million of restricted cash in each period under our debt agreements, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of September 30, 2023, we had $5.6 million of gross indebtedness outstanding under our debt agreement, of which $1.3 million matures in the twelve-month period ending September 30, 2024. As of September 30, 2023, we were in compliance with all the financial and liquidity covenants contained in our debt agreement.

Working capital is equal to current assets minus current liabilities. As of September 30, 2023 and December 31, 2022, we had a working capital surplus of $129.2 million and $48.2 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate will be sufficient to fund the operations of our fleet, meet our normal working capital requirements and service the principal and interest on our debt for the next twelve months.

Our Borrowing Activities

Please refer to Note 6 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of September 30, 2023.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the nine months ended September 30, 2023 and the nine months ended September 30, 2022:

	For the nine months ended	For the nine months ended
	September 30, 2022	September 30, 2023
Net cash provided by operating activities	14,134,377	49,752,931
Net cash provided by investing activities	11,857,256	3,240,280
Net cash (used in)/ provided by financing activities	(2,591,887)	8,006,545

Operating Activities: Net cash provided by operating activities amounted to $49.8 million for the nine months ended September 30, 2023, consisting of net income of $112.4 million, with non-cash adjustment for the aggregate gain on sale of the M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica and M/T Wonder Avior of $74.3 million, non-cash adjustments related to depreciation and amortization of $5.5 million, amortization of deferred finance charges of $0.1 million, a payment of dry-dock costs of $2.5 million and a net decrease of $8.5 million in working capital which mainly derived from a decrease in accounts receivable trade by $5.7 million, an  increase in ‘Due from/to related parties’ by $4.9 million and a decrease in prepaid expenses by $4.4 million. For the nine months ended September 30, 2022, net cash provided by operating activities amounted to $14.1 million, consisting of net income of $24.8 million, non-cash adjustments related to depreciation and amortization of $5.4 million, amortization of deferred finance charges of $0.1 million, gain on sale of the M/T Wonder Arcturus of $3.2 million and payment of dry-dock costs of $1.1 million, partly offset by a net increase of $12.0 million in working capital, which mainly derived from a decrease in accounts payable by $2.9 million,  an increase in accounts receivable trade by $5.9 million and an  increase in ‘Due from/to related parties’ by $7.3 million. The $35.6 million increase in net cash from operating activities in the nine months ended September 30, 2023, as compared with the same period of 2022, reflects mainly the increase in net income which was largely driven by the gain on sale of the aforementioned vessels.

Investing Activities: Net cash provided by investing activities in the nine months ended September 30, 2023 amounted to $3.2 million and mainly reflects the (i) net proceeds from the sale of the M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica and M/T Wonder Avior amounting to $125.4 million, partly offset by vessel acquisitions of the LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax amounting to $70.7 million (ii) purchase of 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor with a stated amount of $1,000 each for the purchase price of $50.0 million and (iii) payments of initial vessel and BWTS installation expenses amounting to $1.5 million . Net cash provided by investing activities in the nine months ended September 30, 2022 amounting to $11.9 million mainly reflect the net proceeds from the sale of the M/T Wonder Arcturus amounting to $12.7 million, partly offset by the payments in the current period of prior year initial vessel and BWTS installation expenses amounting to $0.8 million.

Financing Activities: Net cash provided by financing activities during the nine months ended September 30, 2023 amounted to $8.0 million and relates to (i) Spin-Off expenses incurred by Castor on our behalf, which were reimbursed by us, amounting to $2.7 million, pursuant to the Contribution and Spin-Off Distribution Agreement entered into between us and Castor on February 24, 2023,  (ii) $1.7 million of period scheduled principal repayments in connection with our $18.0 million term loan facility and $6.0 million for the early repayment of the outstanding portion of our loan secured by M/T Wonder Polaris and (iii) payment to Castor of a dividend on the Series A Preferred Shares for the period from March 7, 2023 to July 14, 2023 amounting to $0.5 million, as partly offset by net proceeds from the issuance of 8,500,000 common shares pursuant to a subscription agreement with Pani Corp., a company controlled by our Chairman and Chief Executive Officer, amounting to $18.7 million and a net increase in former parent company investment amounting to $0.2 million. Net cash used in financing activities during the nine months ended September 30, 2022 amounting to $2.6 million, relates to: (i) a net decrease in former parent company investment amounting to $0.2 million, and (ii) $2.4 million of period scheduled principal repayments in connection with our $18.0 million term loan facility.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5.E. Critical Accounting Estimates” in our 2022 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, “Item 18. Financial Statements” in our 2022 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our Combined Carve-Out Financial Statements included in our 2022 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Total vessel revenues	$73,860,480	$66,544,790
Voyage expenses – including commissions from related party	(26,031,974)	(3,094,774)
TCE revenues	$47,828,506	$63,450,016
Available Days	2,339	2,097
Daily TCE Rate	$20,448	$30,258

Reconciliation of Daily TCE Rate to Total vessel revenues — Aframax/LR2 Tanker Segment

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Total vessel revenues	$64,787,887	$51,537,266
Voyage expenses – including commissions from related party	(25,897,133)	(1,225,152)
TCE revenues	$38,890,754	$50,312,114
Available Days	1,793	1,225
Daily TCE Rate	$21,690	$41,071

Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Total vessel revenues	$9,072,593	$11,860,168
Voyage expenses – including commissions from related party	(134,841)	(151,741)
TCE revenues	$8,937,752	$11,708,427
Available Days	546	503
Daily TCE Rate	$16,370	$23,277

Reconciliation of Daily TCE Rate to Total vessel revenues — LPG carrier Segment

Nine months ended September 30,
2023
Total vessel revenues	$3,147,356
Voyage expenses – including commissions from related party	(1,717,881)
TCE revenues	$1,429,475
Available Days	369
Daily TCE Rate	$3,874